                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*

                            IVIVI TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46589F108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Andre' A. DiMino
                          c/o Ivivi Technologies, Inc.
                               224 Pegasus Avenue
                               Northvale, NJ 07647
                                 (201) 476-9600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 5, 2010
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  46589F108
--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only):

   ADM Tronics Unlimited, Inc.
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions):
         (a) |_|
         (b) |_|                                                             N/A
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions):
   OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e): |_|
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization:
   Delaware
--------------------------------------------------------------------------------
Number of                   7.  Sole Voting Power:                    3,250,000*
                            ----------------------------------------------------
Shares Beneficially         8.  Shared Voting Power:                          0*
                            ----------------------------------------------------
Owned by
Each Reporting              9.  Sole Dispositive Power:               3,250,000*
                            ----------------------------------------------------
Person With                 10. Shared Dispositive Power:                     0*

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:     3,250,000*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):       |_|
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):
    28.9%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):
    CO
--------------------------------------------------------------------------------
______________
* Based on 11,241,033 shares of common stock, no par value (the "Common Stock"), of Ivivi Technologies, Inc., a New Jersey corporation (the "Company"), issued and outstanding as of November 19, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on November 19, 2009. As of January 5, 2010, ADM Tronics Unlimited, Inc., a Delaware corporation ("ADM"), held beneficial ownership over an aggregate 3,250,000 shares of the Company's Common Stock.

Cusip No.  46589F108
--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only):

   Andre' A. DiMino
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions):
         (a) |_|
         (b) |_|                                                             N/A
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions):
   OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e): |_|
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization:
   United States
--------------------------------------------------------------------------------
Number of                   7.  Sole Voting Power:                      813,793*
                            ----------------------------------------------------
Shares Beneficially         8.  Shared Voting Power:                          0*
                            ----------------------------------------------------
Owned by
Each Reporting              9.  Sole Dispositive Power:                 813,793*
                            ----------------------------------------------------
Person With                 10. Shared Dispositive Power:                     0*

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:       813,793*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):       |_|
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):
    6.9%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):
    IN
--------------------------------------------------------------------------------
_____________________

* Based on 11,241,033 shares of Common Stock of the Company, issued and outstanding as of November 19, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2009. As of January 5, 2010, Andre' DiMino held beneficial ownership of 813,793 shares of Common Stock of which: (i) 626,918 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the record date and (ii) 186,875 shares of Common Stock owned of record by Mr. DiMino, which includes 16,250 shares of Common Stock subject to a share purchase right agreement among Mr. DiMino, David Saloff, Edward J. Hammel, Sean Hagberg, Ph.D., Arthur Pilla, Ph.D. and Steven Gluckstern pursuant to which Mr. Gluckstern has the right to purchase such shares from Mr. DiMino during the period from November 8, 2005 to November 8, 2010. Excludes 80,000 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of the record date.

Cusip No.  46589F108
--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only):

   David Saloff
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions):
         (a) |_|
         (b) |_|                                                             N/A
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions):
   OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e): |_|
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization:
   United States
--------------------------------------------------------------------------------
Number of                   7.  Sole Voting Power:                      763,124*
                            ----------------------------------------------------
Shares Beneficially         8.  Shared Voting Power:                          0*
                            ----------------------------------------------------
Owned by
Each Reporting              9.  Sole Dispositive Power:                 763,124*
                            ----------------------------------------------------
Person With                 10. Shared Dispositive Power:                     0*

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:       763,124*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):       |_|
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):
    6.6%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):
    IN
--------------------------------------------------------------------------------
______________
* Based on 11,241,033 shares of Common Stock of the Company, issued and outstanding as of November 19, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2009. As of January 5, 2010, David Saloff held beneficial ownership of 763,124 of which: (i) 365,000 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the record date; and (ii) 398,124 shares of Common Stock owned of record by Mr. Saloff, which includes 30,875 shares of Common Stock subject to a share purchase right agreement among Mr. Saloff, Mr. DiMino, Mr. Hammel, Dr. Hagberg, Dr. Pilla and Mr. Gluckstern pursuant to which Mr. Gluckstern has the right to purchase such shares from Mr. Saloff during the period from November 8, 2005 to November 8, 2010. Excludes 80,000 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of the record date.

Cusip No.  46589F108

--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only):

   Arthur Pilla
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions):
         (a) |_|
         (b) |_|                                                             N/A
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions):
   OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e): |_|
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization:
   United States
--------------------------------------------------------------------------------
Number of                   7.  Sole Voting Power:                      227,500*
                            ----------------------------------------------------
Shares Beneficially         8.  Shared Voting Power:                          0*
                            ----------------------------------------------------
Owned by
Each Reporting              9.  Sole Dispositive Power:                 227,500*
                            ----------------------------------------------------
Person With                 10. Shared Dispositive Power:                     0*

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:       227,500*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):       |_|
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):
    2.0%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):
    IN
--------------------------------------------------------------------------------
______________
* Based on 11,241,033 shares of Common Stock of the Company, issued and outstanding as of November 19, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2009. As of January 5, 2010, Dr. Pilla held beneficial ownership of 227,500 shares of Common Stock, which includes 17,875 shares of Common Stock subject to a share purchase right agreement among Mr. Saloff, Mr. DiMino, Mr. Hammel, Dr. Hagberg, Dr. Pilla and Mr. Gluckstern pursuant to which Mr. Gluckstern has the right to purchase such shares from Dr. Pilla during the period from November 8, 2005 to November 8, 2010.

Cusip No.  46589F108
--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only):

   Berish Strauch
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions):
         (a) |_|
         (b) |_|                                                             N/A
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions):
   OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e): |_|
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization:
   United States
--------------------------------------------------------------------------------
Number of                   7.  Sole Voting Power:                      132,000*
                            ----------------------------------------------------
Shares Beneficially         8.  Shared Voting Power:                          0*
                            ----------------------------------------------------
Owned by
Each Reporting              9.  Sole Dispositive Power:                 132,000*
                            ----------------------------------------------------
Person With                 10. Shared Dispositive Power:                     0*

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:       132,000*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):       |_|
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):
    1.2%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):
    IN
--------------------------------------------------------------------------------
______________
* Based on 11,241,033 shares of Common Stock of the Company, issued and outstanding as of November 19, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2009. As of January 5, 2010, Berish Strauch beneficially held 132,000 shares of Common Stock.

Cusip No.  46589F108
--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only):

   Sean Hagberg
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions):
         (a) |_|
         (b) |_|                                                             N/A
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions):
   OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e): |_|
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization:
   United States
--------------------------------------------------------------------------------
Number of                   7.  Sole Voting Power:                      186,563*
                            ----------------------------------------------------
Shares Beneficially         8.  Shared Voting Power:                          0*
                            ----------------------------------------------------
Owned by
Each Reporting              9.  Sole Dispositive Power:                 186,563*
                            ----------------------------------------------------
Person With                 10. Shared Dispositive Power:                     0*

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:       186,563*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):       |_|
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):
    1.6%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):
    IN
--------------------------------------------------------------------------------
______________
* Based on 11,241,033 shares of Common Stock of the Company, issued and outstanding as of November 19, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2009. As of January 5, 2010, Dr. Hagberg held beneficial ownership of 186,563 shares of Common Stock, which includes 8,125 shares of Common Stock subject to a share purchase right agreement among Mr. Saloff, Mr. DiMino, Mr. Hammel, Dr. Hagberg, Dr. Pilla and Mr. Gluckstern pursuant to which Mr. Gluckstern has the right to purchase such shares from Dr. Hagberg during the period from November 8, 2005 to November 8, 2010.

Cusip No.  46589F108
--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only):

   Edward J. Hammel
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions):
         (a) |_|
         (b) |_|                                                             N/A
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions):
   OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e): |_|
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization:
   United States
--------------------------------------------------------------------------------
Number of                   7.  Sole Voting Power:                      156,063*
                            ----------------------------------------------------
Shares Beneficially         8.  Shared Voting Power:                          0*
                            ----------------------------------------------------
Owned by
Each Reporting              9.  Sole Dispositive Power:                 156,063*
                            ----------------------------------------------------
Person With                 10. Shared Dispositive Power:                     0*

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:       156,063*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):       |_|
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):
    1.4%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):
    IN
--------------------------------------------------------------------------------
______________
* Based on 11,241,033 shares of Common Stock of the Company, issued and outstanding as of November 19, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2009. As of January 5, 2010, Mr. Hammel held beneficial ownership of 156,063 shares of Common Stock, which includes 8,125 shares of Common Stock subject to a share purchase right agreement among Mr. Saloff, Mr. DiMino, Mr. Hammel, Dr. Hagberg, Dr. Pilla and Mr. Gluckstern pursuant to which Mr. Gluckstern has the right to purchase such shares from Mr. Hammel during the period from November 8, 2005 to November 8, 2010.

Cusip No.  46589F108
--------------------------------------------------------------------------------
1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only):

   Kenneth S. Abramowitz & Co., Inc.
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions):
         (a) |_|
         (b) |_|                                                             N/A
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions):
   OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e): |_|
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization:
   New York
--------------------------------------------------------------------------------
Number of                   7.  Sole Voting Power:                       98,040*
                            ----------------------------------------------------
Shares Beneficially         8.  Shared Voting Power:                          0*
                            ----------------------------------------------------
Owned by
Each Reporting              9.  Sole Dispositive Power:                  98,040*
                            ----------------------------------------------------
Person With                 10. Shared Dispositive Power:                     0*

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:        98,040*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):       |_|
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):
    0.9%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):
    CO
--------------------------------------------------------------------------------
______________
* Based on 11,241,033 shares of Common Stock of the Company, issued and outstanding as of November 19, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2009. As of January 5, 2010, Kenneth S. Abramowitz & Co., Inc. held beneficial ownership of 98,020 shares of Common Stock: (i) 49,020 shares of Common Stock beneficially owned by Kenneth S. Abramowitz & Co., Inc., an investment fund wholly-owned by Mr. Abramowitz; (ii) 49,020 shares of Common Stock underlying warrants beneficially owned by Kenneth S. Abramowitz & Co., Inc., an investment fund wholly-owned by Mr. Abramowitz, that are exercisable within 60 days of the record date; (iii) 50,000 shares of Common Stock owned of record by Mr. Abramowitz and (iv) 46,666 shares of Common Stock issuable upon exercise of options to purchase shares of our Common Stock that are exercisable within 60 days of the record date. Excludes 13,334 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of the record date.

Cusip No.  46589F108


Item 4. Purpose of Transaction
------------------------------

         The response to Item 4 is supplemented by adding the following:

         "Given the Company's financial conditions, on November 17, 2009, the Company entered into Amendment No. 1 to the Asset Purchase Agreement (the "APA Amendment No. 1") with Buyer and Ajax. The APA Amendment No. 1 gives the Company the right to request advances from Buyer during the period prior to the closing of the transactions contemplated by the Asset Purchase Agreement up to a maximum of $300,000; provided, that any advances under the agreement will be deducted from the Purchase Price (as defined in the Asset Purchase Agreement) payable by Buyer at the closing. As consideration for Buyer's agreement to advance funds to the Company until the closing, the Company has agreed to reimburse Buyer's legal expenses associated with the Asset Purchase Agreement up to a maximum of $150,000; provided, further that such expenses shall be pari passu with the Company's payment obligations to its other creditors. The Company has also agreed to pay up to $20,000 of Buyer's and Ajax's costs and expenses (including legal fees and expenses) incurred by Buyer and Ajax in connection with the APA Amendment No. 1. In the event the Asset Purchase Agreement is terminated prior to the closing, the Company agreed to repay the advances as soon as practicable following the date of such termination with interest at the rate of 8% per annum for each day until the advances are repaid; provided that any advances that remain unpaid as of the due date (30 days after the date of such termination) will accrue an interest rate of 12% per annum for each day until repaid. As of December 29, 2009, the Company received $250,000 in advances from the Buyer to fund its operations and expenses.

         On January 5, 2010, the Company, the Buyer, Mr. Gluckstern, Kathryn Clubb and Emigrant entered into an agreement pursuant to which Mr. Gluckstern agreed to pay off all of the Company's indebtedness owed to Emigrant under the Loan Agreement with Emigrant Capital Corp. ("Emigrant") dated as of April 7, 2009 (the "Loan Agreement"), which payment shall be held in escrow until the earlier of (i) the closing of the transactions contemplated by the Asset Purchase Agreement or (ii) February 15, 2010. The amount funded into escrow exceeds the Purchase Price payable under the Asset Purchase Agreement as required by Emigrant. Pursuant to the agreement between the parties, in the event the closing of the transactions contemplated by the Asset Purchase Agreement occurs prior to February 15, 2010, the escrowed amount would be disbursed (a) first to Emigrant to repay all of the Company's indebtedness owned to Emigrant under the Loan Agreement, (b) second to the Company to satisfy any outstanding balance of the Purchase Price payable by the Buyer pursuant to the Asset Purchase Agreement, as amended, and (c) finally, to Mr. Gluckstern. However, in the event the closing of the transactions contemplated by the Asset Purchase Agreement does not occur by February 15, 2010, Emigrant would agree to sell, transfer and assign and Mr. Gluckstern would agree to purchase, accept and assume all of Emigrant's rights, title, obligations and interest in, to and under the Company's indebtedness owed to Emigrant for an aggregate purchase price equal to the aggregate outstanding principal amount of the loans under the Loan Agreement (including the related promissory note), together with all interest and other amounts accrued thereon, including default interest, through and including such date.

         In connection with the settlement of a shareholder class action complaint filed by one of the Company's shareholders against the Company, its directors, Buyer and Ajax, the parties to the Voting Agreement entered into a Termination Agreement, dated as of January 5, 2010 (the "Termination Agreement"), pursuant to which the parties thereto agreed to terminate the Voting Agreement."

         The descriptions of the APA Amendment No.1 and the Termination Agreement in this Amendment No. 1 are qualified in their entirety by reference to the full text of the APA Amendment No.1 and the Termination Agreement, respectively, which are attached as Exhibit 1 and Exhibit 2, respectively, to this Amendment No. 1 pursuant to Item 7 hereof.

Cusip No.  46589F108


Item 5. Interest in Securities of the Issuer
--------------------------------------------

         The response to Item 5 is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

         "Based upon the information set forth in the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2009, there were 11,241,033 shares of Common Stock of the Company issued and outstanding as of November 19, 2009.

         As of January 5, 2010, ADM has:

         (i) the sole power to vote or to direct the vote of 3,250,000 (*) shares of Common Stock,
         (ii) the shared power to vote or to direct the vote of 0 shares of Common Stock,
         (iii) the sole power to dispose or to direct the disposition of 3,250,000 (*) shares of Common Stock, and
         (iv) the shared power to dispose or to direct the disposition of 0 shares of Common Stock.

ADM may be deemed to beneficially own 3,250,000 shares, or 28.9%, of the 11,241,033 shares of Common Stock of the Company issued and outstanding as of November 19, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2009.

(*) As of January 5, 2010, ADM held beneficial ownership over an aggregate 3,250,000 shares of the Company's Common Stock.

         As of January 5, 2010, Mr. DiMino has:

         (i) the sole power to vote or to direct the vote of 813,793 (*) shares of Common Stock,
         (ii) the shared power to vote or to direct the vote of 0 shares of Common Stock,
         (iii) the sole power to dispose or to direct the disposition of 813,793 (*) shares of Common Stock, and
         (iv) the shared power to dispose or to direct the disposition of 0 shares of Common Stock.

Mr. DiMino may be deemed to beneficially own 813,793 shares, or 6.9%, of the 11,241,033 shares of Common Stock of the Company issued and outstanding as of November 19, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2009.

(*) As of January 5, 2010, Mr. DiMino held beneficial ownership of (i) 626,918 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the record date and (ii) 186,875 shares of Common Stock owned of record by Mr. DiMino, which includes 16,250 shares of Common Stock subject to a share purchase right agreement among Mr. DiMino, Mr. Saloff, Mr. Hammel, Dr. Hagberg, Dr. Pilla, and Mr. Gluckstern pursuant to which Mr. Gluckstern has the right to purchase such shares from Mr. DiMino during the period from November 8, 2005 to November 8, 2010. Excludes 80,000 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of the record date.

         As of January 5, 2010, Mr. Saloff has:

         (i) the sole power to vote or to direct the vote of 763,124 (*) shares of Common Stock,
         (ii) the shared power to vote or to direct the vote of 0 shares of Common Stock,
         (iii) the sole power to dispose or to direct the disposition of 763,124 (*) shares of Common Stock, and
         (iv) the shared power to dispose or to direct the disposition of 0 shares of Common Stock.

Mr. Saloff may be deemed to beneficially own 763,124 shares, or 6.6%, of the 11,241,033 shares of Common Stock of the Company issued and outstanding as of November 19, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2009.

(*)As of January 5, 2010, Mr. Saloff held beneficial ownership of (i) 365,000 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the record date; and (ii) 398,124 shares of Common Stock owned of record by Mr. Saloff, which includes 30,875 shares of Common Stock subject to a share purchase right agreement among Mr. Saloff, Mr. DiMino, Mr. Hammel, Dr. Hagberg, Dr. Pilla and Mr. Gluckstern pursuant to which Mr. Gluckstern has the right to purchase such shares from Mr. Saloff during the period from November 8, 2005 to November 8, 2010. Excludes 80,000 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of the record date.

Cusip No.  46589F108

         As of January 5, 2010, Dr. Pilla has:

         (i) the sole power to vote or to direct the vote of 227,500 (*) shares of Common Stock,
         (ii) the shared power to vote or to direct the vote of 0 shares of Common Stock,
         (iii) the sole power to dispose or to direct the disposition of 227,500 (*) shares of Common Stock, and
         (iv) the shared power to dispose or to direct the disposition of 0 shares of Common Stock.

Dr. Pilla may be deemed to beneficially own 227,500 shares, or 2.0%, of the 11,241,033 shares of Common Stock of the Company issued and outstanding as of November 19, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2009.

(*) As of January 5, 2010, Dr. Pilla beneficial ownership of 227,500 shares of Common Stock, which includes 17,875 shares of Common Stock subject to a share purchase right agreement among Mr. Saloff, Mr. DiMino, Mr. Hammel, Dr. Hagberg, Dr. Pilla and Mr. Gluckstern pursuant to which Mr. Gluckstern has the right to purchase such shares from Dr. Pilla during the period from November 8, 2005 to November 8, 2010.

         As of January 5, 2010, Mr. Strauch has:

         (i) the sole power to vote or to direct the vote of 132,000 shares of Common Stock,
         (ii) the shared power to vote or to direct the vote of 0 shares of Common Stock,
         (iii) the sole power to dispose or to direct the disposition of 132,000 shares of Common Stock, and
         (iv) the shared power to dispose or to direct the disposition of 0 shares of Common Stock.

Mr. Strauch may be deemed to beneficially own 132,000 shares, or 1.2%, of the 11,241,033 shares of Common Stock of the Company issued and outstanding as of November 19, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2009.

         As of January 5, 2010, Dr. Hagberg has:

         (i) the sole power to vote or to direct the vote of 186,563 (*) shares of Common Stock,
         (ii) the shared power to vote or to direct the vote of 0 shares of Common Stock,
         (iii) the sole power to dispose or to direct the disposition of 186,563 (*) shares of Common Stock, and
         (iv) the shared power to dispose or to direct the disposition of 0 shares of Common Stock.

Dr. Hagberg may be deemed to beneficially own 186,563 shares, or 1.6%, of the 11,241,033 shares of Common Stock of the Company issued and outstanding as of November 19, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2009.

(*) As of January 5, 2010, Dr. Hagberg held beneficial ownership of 186,563 shares of Common Stock, which includes 8,125 shares of Common Stock subject to a share purchase right agreement among Mr. Saloff, Mr. DiMino, Mr. Hammel, Dr. Hagberg, Dr. Pilla and Mr. Gluckstern pursuant to which Mr. Gluckstern has the right to purchase such shares from Dr. Hagberg during the period from November 8, 2005 to November 8, 2010.

Cusip No.  46589F108

         As of January 5, 2010, Mr. Hammel has:

         (i) the sole power to vote or to direct the vote of 156,063 (*) shares of Common Stock,
         (ii) the shared power to vote or to direct the vote of 0 shares of Common Stock,
         (iii) the sole power to dispose or to direct the disposition of 156,063 (*) shares of Common Stock, and
         (iv) the shared power to dispose or to direct the disposition of 0 shares of Common Stock.

Mr. Hammel may be deemed to beneficially own 156,063 shares, or 1.4%, of the 11,241,033 shares of Common Stock of the Company issued and outstanding as of November 19, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2009.

(*) As of January 5, 2010, Mr. Hammel held beneficial ownership of 156,063 shares of Common Stock, which includes 8,125 shares of Common Stock subject to a share purchase right agreement among Mr. Saloff, Mr. DiMino, Mr. Hammel, Dr. Hagberg, Dr. Pilla and Mr. Gluckstern pursuant to which Mr. Gluckstern has the right to purchase such shares from Mr. Hammel during the period from November 8, 2005 to November 8, 2010.

         As of January 5, 2010, Kenneth S. Abramowitz & Co., Inc. has:

         (i) the sole power to vote or to direct the vote of 98,020 (*) shares of Common Stock,
         (ii) the shared power to vote or to direct the vote of 0 shares of Common Stock,
         (iii) the sole power to dispose or to direct the disposition of 98,020 (*) shares of Common Stock, and
         (iv) the shared power to dispose or to direct the disposition of 0 shares of Common Stock.

Kenneth S. Abramowitz & Co., Inc. may be deemed to beneficially own 98,020 shares, or 0.9% , of the 11,241,033 shares of Common Stock of the Company issued and outstanding as of November 19, 2009, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the SEC on November 19, 2009.

(*) As of January 5, 2010, Kenneth S. Abramowitz & Co., Inc. held beneficial ownership of 98,020 shares of Common Stock: (i) 49,020 shares of Common Stock beneficially owned by Kenneth S. Abramowitz & Co., Inc., an investment fund wholly-owned by Mr. Abramowitz; (ii) 49,020 shares of Common Stock underlying warrants beneficially owned by Kenneth S. Abramowitz & Co., Inc., an investment fund wholly-owned by Mr. Abramowitz, that are exercisable within 60 days of the record date; (iii) 50,000 shares of Common Stock owned of record by Mr. Abramowitz and (iv) 46,666 shares of Common Stock issuable upon exercise of options to purchase shares of our Common Stock that are exercisable within 60 days of the record date. Excludes 13,334 shares of Common Stock issuable upon exercise of options that are not exercisable within 60 days of the record date."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer
------------------------

         The response to Item 6 is supplemented by adding the following:

         "In connection with the settlement of a shareholder class action complaint filed by one of the Company's shareholders against the Company, its directors, Buyer and Ajax, the parties to the Voting Agreement entered into a Termination Agreement, dated as of January 5, 2010 (the "Termination Agreement"), pursuant to which the parties thereto agreed to terminate the Voting Agreement."

         The descriptions of the Termination Agreement in this Amendment No. 1 are qualified in their entirety by reference to the full text of the Termination Agreement, which is attached as Exhibit 2 to this Amendment No. 1 pursuant to
Item 7 hereof.


Item 7. Material to be Filed as Exhibits
----------------------------------------

1.       Exhibit 1  --  Amendment No. 1 to the Asset Purchase Agreement dated
                        November 17, 2009
         Exhibit 2  --  Termination Agreement dated January 5, 2010

Cusip No.  46589F108


                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 19, 2010


                                             ADM TRONICS UNLIMITED, INC.


                                             By:   /s/ Andre' DiMino
                                                --------------------------------
                                             Name:  Andre' DiMino
                                             Title:    President and CEO


                                             /s/ Andre' A. DiMino
                                             -----------------------------------
                                             Andre' A. DiMino


                                             /s/ David Saloff
                                             -----------------------------------
                                             David Saloff


                                             /s/ Arthur Pilla
                                             -----------------------------------
                                             Arthur Pilla


                                             /s/ Berish Strauch
                                             -----------------------------------
                                             Berish Strauch


                                             /s/ Sean Hagberg
                                             -----------------------------------
                                             Sean Hagberg


                                             /s/ Edward J. Hammel
                                             -----------------------------------
                                             Edward J. Hammel


                                             KENNETH S. ABRAMOWITZ & CO., INC.


                                             By:   /s/ Kenneth S. Abramowitz
                                                --------------------------------
                                             Name:  Kenneth S. Abramowitz
                                             Title:    President

EXHIBIT 1


                                 AMENDMENT NO. 1
                                       TO
                            ASSET PURCHASE AGREEMENT

      This Amendment No. 1 (this "Amendment") to the Asset Purchase Agreement (as defined below), dated November 17, 2009, is entered into by and among Ivivi Technologies, Inc., (the "Company"), Ivivi Technologies, LLC (the "Buyer") and Ajax Capital LLC ("Ajax"). Capitalized terms used and not defined herein shall have the meanings assigned to them in the Asset Purchase Agreement.

      WHEREAS, the Company, the Buyer and Ajax have entered into that certain Asset Purchase Agreement, dated September 24, 2009 (the "Asset Purchase Agreement"), pursuant to which, at the Closing, and subject to the terms and conditions of the Asset Purchase Agreement, the Company agreed to sell to the Buyer the Acquired Assets and the Buyer agreed to purchase from the Company the Acquired Assets for an amount equal to the Purchase Price and the assumption of the Assumed Liabilities;

      WHEREAS, in light of the current financial condition of the Company, prior to the Closing, the Company is seeking to borrow from the Buyer from time to time certain advances, which shall be deemed advanced payments of the Purchase Price payable to the Company at the Closing pursuant to the Asset Purchase Agreement;

      WHEREAS, the Company and the Buyer wish and agree to amend the Asset Purchase Agreement as contemplated by the terms and subject to the conditions of this Amendment.

      NOW, THEREFORE, in consideration of the terms and conditions herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

      1. Amendment to Section 2.1 (Payment of Purchase Price) of the Asset Purchase Agreement. Each of the Company, the Buyer and Ajax hereby agrees to amend and supplement Section 2.1 of the Asset Purchase Agreement by deleting it in its entirety and adding the following instead:

      "SECTION 2.1. PAYMENT OF PURCHASE PRICE.

      (A) SUBJECT TO THAT CERTAIN CLOSING AGREEMENT, OF EVEN DATE HEREWITH, BY AND AMONG THE COMPANY, THE BUYER, STEVEN M. GLUCKSTERN ("SMG"), KATHRYN CLUBB ("CLUBB"), EMIGRANT AND EMIGRANT MORTGAGE COMPANY, INC. ("EMC") (THE "CLOSING AGREEMENT"), AT THE CLOSING, UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THIS AGREEMENT, THE BUYER SHALL PAY THE COMPANY, BY WIRE TRANSFER OF IMMEDIATELY AVAILABLE FUNDS, AN AGGREGATE AMOUNT EQUAL TO THE SUM OF (I) THE AMOUNT NECESSARY TO PAY IN FULL THE PRINCIPAL OF, AND ACCRUED INTEREST ON, THE COMPANY'S INDEBTEDNESS OWED TO EMIGRANT PLUS (II) $475,000 MINUS
            (III) THE AGGREGATE AMOUNT OF ALL ADVANCED PAYMENTS (AS DEFINED BELOW), IF ANY; PROVIDED, HOWEVER, THAT THE SUM OF THE AMOUNTS SPECIFIED IN CLAUSES (I) AND (II) SHALL IN NO EVENT EXCEED THREE MILLION ONE HUNDRED AND FIFTY THOUSAND DOLLARS ($3,150,000) (THE "PURCHASE PRICE").

      (B) THE BUYER AGREES TO MAKE AVAILABLE TO THE COMPANY, FROM TIME TO TIME DURING THE PERIOD BEGINNING ON NOVEMBER 17, 2009 AND ENDING ON THE EARLIER OF (I) THE TERMINATION OF THIS AGREEMENT (A "PRE-CLOSING TERMINATION") AND (II) THE CLOSING, AT THE COMPANY'S REQUEST, CASH ADVANCES IN AN AGGREGATE PRINCIPAL AMOUNT NOT TO EXCEED THREE HUNDRED THOUSAND DOLLARS ($300,000) (EACH AN "ADVANCED PAYMENT"). IN THE EVENT A PRE-CLOSING TERMINATION OCCURS, ANY AND ALL OF THE OUTSTANDING ADVANCED PAYMENTS (TOGETHER WITH ACCRUED INTEREST THEREON) SHALL BECOME DUE IMMEDIATELY, AND, SUBJECT TO THE SUBORDINATION AGREEMENT (AS DEFINED BELOW) SHALL BE REPAID BY THE COMPANY AS SOON AS PRACTICABLE FOLLOWING THE OCCURRENCE OF SUCH PRE-CLOSING TERMINATION. EACH ADVANCED PAYMENT SHALL ACCRUE INTEREST AT THE RATE OF 8% PER ANNUM FROM, AND INCLUDING, THE DATE MADE TO, BUT EXCLUDING, THE DATE ON WHICH SUCH PRE-CLOSING TERMINATION OCCURS (SUCH INTEREST TO BE PAID ON THE DATE OF REPAYMENT OF THE ADVANCED PAYMENTS). ANY ADVANCED PAYMENT NOT REPAID WHEN DUE SHALL ACCRUE INTEREST AT THE RATE OF 12% PER ANNUM FOR EACH DAY FROM THE DATE ON WHICH A PRE-CLOSING TERMINATION OCCURS UNTIL REPAID (SUCH INTEREST TO BE PAID ON THE DATE OF REPAYMENT OF THE ADVANCED PAYMENTS). IN THE EVENT THE CLOSING OCCURS, ALL OF THE ADVANCED PAYMENTS (EXCLUDING ACCRUED INTEREST) SHALL BE CREDITED, UPON CONSUMMATION OF THE CLOSING, TOWARDS THE PURCHASE PRICE AS SET FORTH ABOVE AND THE ADVANCED PAYMENTS SHALL BE DEEMED FULLY PAID AND NO INTEREST SHALL BE DUE AND PAYABLE BY THE COMPANY. ALL INDEBTEDNESS OF THE COMPANY PURSUANT TO THE ADVANCED PAYMENTS SHALL BE UNSECURED AND SHALL BE SUBORDINATED IN RIGHT OF PAYMENT TO ALL INDEBTEDNESS FOR BORROWED MONEY OF THE COMPANY TO EMIGRANT AS CONTEMPLATED BY THAT CERTAIN SUBORDINATION AGREEMENT OF EVEN DATE HEREWITH AMONG THE COMPANY, EMIGRANT AND THE BUYER (THE "SUBORDINATION AGREEMENT").

      (C) EACH REQUEST BY THE COMPANY FOR AN ADVANCED PAYMENT SHALL BE IN INCREMENTS OF TWENTY FIVE THOUSAND DOLLARS ($25,000) AND SHALL BE MADE BY DELIVERY OF A WRITTEN NOTICE TO THE BUYER (A "PAYMENT REQUEST") NOT LATER THAN 11:00 A.M., NEW YORK CITY TIME, TWO (2) BUSINESS DAYS PRIOR THE DATE OF THE PROPOSED ADVANCED PAYMENT. EACH PAYMENT REQUEST SHALL BE IRREVOCABLE AND SHALL CONTAIN THE
            FOLLOWING:

      I.    THE AMOUNT OF SUCH ADVANCED PAYMENT;

      II. THE DATE OF THE PROPOSED ADVANCED PAYMENT (WHICH SHALL BE A BUSINESS DAY NO LESS THAN TWO (2) BUSINESS DAYS AFTER THE DATE THE PAYMENT REQUEST IS RECEIVED BY THE BUYER; AND

      III.  THE COMPANY'S WIRE INSTRUCTIONS."

      2. Amendment to Article IV (Covenants and Agreements) of the Asset Purchase Agreement. Each of the Company and the Buyer agrees to amend and supplement Article VI of the Asset Purchase Agreement by adding the following at the end of Article VI:

      "SECTION 6.16. USE OF PROCEED OF ADVANCED PAYMENTS. THE COMPANY AGREES TO USE THE PROCEEDS OF ANY ADVANCED PAYMENT RECEIVED FROM THE BUYER SOLELY FOR THE PURPOSE OF CONDUCTING ITS BUSINESS IN THE ORDINARY COURSE (AFTER TAKING INTO CONSIDERATION THE CURRENT FINANCIAL CONDITION OF THE COMPANY) IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THIS AGREEMENT.

      SECTION 6.17. PAYMENT OF PATENT APPLICATION FEES AND EXPENSES. NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT TO THE CONTRARY:

      (A) THE COMPANY COVENANTS AND AGREES TO PAY, NO LATER THAN NOVEMBER 24, 2009, ANY AND ALL FEES AND EXPENSES, DUE AS OF SUCH DATE, ASSOCIATED WITH THOSE CERTAIN PATENT APPLICATIONS RELATED TO CAPSULAR CONTRACTION, RESPIRATORY, INTEGRATED COIL AND INDUCTION COIL (THE "PENDING PATENTS") (INCLUDING, WITHOUT LIMITATION, FEES AND EXPENSES FOR SERVICES RENDERED TO THE COMPANY BY SCHLICH & CO. IN CONNECTION WITH THE PENDING PATENTS); PROVIDED, HOWEVER, THAT THE COMPANY'S LIABILITY UNDER THIS SECTION 6.17(A) SHALL NOT EXCEED AN AGGREGATE AMOUNT OF TWELVE THOUSAND TWO HUNDRED FIFTY DOLLARS ($12,250); AND

      (B)   FOLLOWING SATISFACTION OF THE COMPANY'S PAYMENT OBLIGATIONS UNDER
            SECTION 6.17(A) ABOVE, THE BUYER COVENANTS AND AGREES TO PAY, WHEN DUE, ANY AND ALL OTHER FEES AND EXPENSES RELATED TO THE PENDING PATENT; PROVIDED, HOWEVER, THAT THE BUYER'S LIABILITY UNDER THIS
            SECTION 6.17(A) SHALL NOT EXCEED AN AGGREGATE AMOUNT OF TWELVE THOUSAND TWO HUNDRED FIFTY DOLLARS ($12,250)."

      3. Amendment to Section 10.2 (Expenses) of the Asset Purchase Agreement. Each of the Company and the Buyer agrees to amend and supplement
Section 10.2 of the Asset Purchase Agreement by deleting it in its entirety and adding the following instead:

      "SECTION 10.2. EXPENSES. WHETHER OR NOT THE TRANSACTION IS CONSUMMATED, ALL COSTS AND EXPENSES INCURRED IN CONNECTION WITH THE TRANSACTION, THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE PAID BY THE PARTY INCURRING OR REQUIRED TO INCUR SUCH EXPENSES, EXCEPT EXPENSES INCURRED IN CONNECTION WITH THE PRINTING, FILING AND MAILING OF THE PROXY STATEMENT (INCLUDING APPLICABLE SEC FILING FEES) SHALL BE BORNE ONE-HALF BY THE COMPANY AND ONE-HALF BY THE BUYER; PROVIDED, HOWEVER, THAT THE COMPANY AGREES TO REIMBURSE THE BUYER AND AJAX FOR ALL COSTS AND EXPENSES (INCLUDING LEGAL FEES AND EXPENSES) INCURRED OR REQUIRED TO BE INCURRED BY THE BUYER AND AJAX AS CONTEMPLATED BY THIS SECTION 10.2, BUT IN NO EVENT SHALL THE COMPANY BE OBLIGATED TO PAY THE BUYER AND AJAX MORE THAN AN AGGREGATE AMOUNT EQUAL TO 50% OF THE AGGREGATE ADVANCED PAYMENTS RECEIVED BY THE COMPANY PURSUANT TO SECTION 2.1 OF THIS AGREEMENT, LESS ANY INTEREST PAYMENT PAID TO THE BUYER AND/OR AJAX, IF ANY; FURTHER, PROVIDED, THAT ALL COSTS AND EXPENSES (INCLUDING LEGAL FEES AND EXPENSES) INCURRED BY THE BUYER AND AJAX IN CONNECTION WITH AMENDMENT NO. 1 TO THIS AGREEMENT UP TO $20,000 SHALL BE PAID OR REIMBURSED BY THE COMPANY. NOTWITHSTANDING THE FOREGOING, THE BUYER AND AJAX UNDERSTAND AND AGREE THAT ANY AMOUNTS DUE FROM THE COMPANY PURSUANT TO THIS SECTION 10.2 SHALL RANK PARI-PASSU WITH OTHER TRADE PAYABLES OF THE COMPANY AND SHALL BE PAID AT SUCH TIME AS OTHER CREDITORS OF THE COMPANY ARE PAID IN THE ORDINARY COURSE. "

      4. Effect on the Asset Purchase Agreement. Except as explicitly set forth in this Amendment, all the terms and conditions of the Asset Purchase Agreement shall continue to be in full force and effect thereafter as if this Amendment had never been entered into.

      5. Governing Law. This Amendment shall be governed by the laws of the state of New York without giving effect to the principles of conflicts of laws thereof.

      6. Counterparts. This Amendment may be executed in one or more counterparts (including by facsimile or electronic mail), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

      7. WAIVER OF JURY TRAIL; SUBMISSION TO JURISDICTION. EACH OF THE PARTIES HERETO AGREES, AFTER CONSULTATION WITH COUNSEL, TO WAIVE ANY RIGHTS TO A JURY TRIAL TO RESOLVE ANY DISPUTES OR CLAIMS RELATING TO THIS AMENDMENT. EACH PARTY HERETO HEREBY IRREVOCABLY CONSENTS TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK LOCATED IN THE COUNTY OR NEW YORK AND OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK LOCATED IN THE BOROUGH OF MANHATTAN IN ANY ACTION TO ENFORCE, INTERPRET OR CONSTRUE ANY PROVISION OF THIS AMENDMENT.



                               [SIGNATURES FOLLOW]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first above written.

                                        IVIVI TECHNOLOGIES, INC.


                                        By: /s/ Andre' DiMino
                                           -------------------------------
                                        Name: Andre' DiMino
                                        Title: Executive Vice President


                                        IVIVI TECHNOLOGIES, LLC


                                        By: /s/  Steven M. Gluckstern
                                           -------------------------------
                                        Name: Steven M. Gluckstern
                                        Title: Managing Member


                                        AJAX CAPITAL LLC


                                        By: /s/  Steven M. Gluckstern
                                           -------------------------------
                                        Name: Steven M. Gluckstern
                                        Title: Managing Member

EXHIBIT 2

                              TERMINATION AGREEMENT

      THIS TERMINATION AGREEMENT (this "AGREEMENT") is made as of January 5, 2010, by and among Ivivi Technologies, Inc. a New Jersey corporation (the "COMPANY"), Ivivi Technologies, LLC, a Delaware limited liability company (the "BUYER") and the other parties listed on the signature pages hereto (each, a "SHAREHOLDER" and collectively, the "SHAREHOLDERS"). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Voting Agreement (as defined below).

      WHEREAS, the Company, Buyer and Stockholders are parties to that certain Voting Agreement (the "VOTING AGREEMENT"), dated as of September 24, 2009; and

      WHEREAS, in connection with that certain Memorandum of Understanding, dated January 5, 2010, by and among Law Offices of James V. Bashian, P.C. Gardy & Notis, LLP, Lowenstein Sandler P.C. and Ferro Labella & Zucker LLC, the Company, Buyer and Stockholders desire to terminate the Voting Agreement, effective as of the date hereof.

      NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

      1. TERMINATION. The Voting Agreement is hereby terminated in all respects and the parties thereto shall have no further obligations to each other thereunder.

      2. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement by and among the parties hereto with respect to the subject matter hereof, there being no other written, oral or other agreements or understanding between the parties regarding the subject matter hereof.

      3. COUNTERPARTS. This Agreement may be executed in counterparts (which may be exchanged by facsimile), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


                            [SIGNATURE PAGE FOLLOWS]

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


                                              IVIVI TECHNOLOGIES, INC.


                                              By: /s/ Andre' A. DiMino
                                                 ----------------------------
                                                 Name:  Andre' A. DiMino
                                                 Title: Executive Vice President


                                              IVIVI TECHNOLOGIES, LLC


                                              By: /s/ Steven M. Gluckstern
                                                 ----------------------------
                                                 Name:  Steven M. Gluckstern
                                                 Title: Managing Member


                                              ADM TRONICS UNLIMITED, INC.


                                              By: /s/ Andre' A. DiMino
                                                 ----------------------------
                                                 Name:  Andre' A. DiMino
                                                 Title: President


                                                  /s/ Andre' A. DiMino
                                                 ----------------------------
                                                 Andre A. DiMino


                                                  /s/ David Saloff
                                                 ----------------------------
                                                 David Saloff


                                                  /s/ Arthur Pilla, Ph.D.
                                                 ----------------------------
                                                 Arthur Pilla, Ph.D.


                                                  /s/ Berish Strauch, M.D.
                                                 ----------------------------
                                                 Berish Strauch, M.D.

                                                  /s/ Sean Hagberg, Ph.D.
                                                 ----------------------------
                                                 Sean Hagberg, Ph.D.

                                                  /s/ Ed Hammel
                                                 ----------------------------
                                                 Ed Hammel


                                              KENNETH S. ABRAMOWITZ & CO.


                                              By: /s/ Kenneth S. Abramowitz
                                                 ----------------------------
                                                 Name:  Kenneth S. Abramowitz
                                                 Title: President